

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2013

<u>Via E-mail</u>
Berardino Paolucci
President and Chief Executive Officer
Novus Robotics Inc.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7

> **Re: Novus Robotics Inc.**
> **Amendment No. 6 to Form 8-K**
> **Filed March 20, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 16, 2012**
> **File No. 000-53006**

Dear Mr. Paolucci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Share Exchange Agreement, page 2</u>

1.   Regarding your response to prior comment 1:

- It remains unclear why you believe Novus Robotics Inc. owns 100% of D&R Technology's outstanding shares. It appears that 28% of the D&R Technology stockholders did not sign the agreement to transfer their shares to Novus Robotics, and you have not cited any authority that D Mecatronics or any other person had the power to transfer those shares to you. It also does not appear that you entered into a merger agreement by which the majority holders could cause the minority shareholders to transfer their shares to Novus Robotics. Please advise, or revise throughout your document as appropriate to indicate that you do not own 100% of D&R Technology and the extent of the minority shareholders' interest.

- From your revisions to footnote 5 on page 22 it is unclear whether D Mecatronics has the legal authority to vote or dispose of the shares – even if D Mecatronics elects not to exercise that power. If you believe D Mecatronics has the legal authority to vote or dispose of the shares, please tell us the basis for your belief; please provide specific references in your response to any applicable law and provide us copies of any applicable agreements to which you have access. If you do not believe D Mecatronics has the legal authority to vote or dispose of the shares, please tell us why you believe it is appropriate to identify D Mecatronics as the beneficial owner of the shares in the table on page 21.

- Please tell us why the risk factor added on page 12 does not address any potential remedies available to government authorities.

- Address the last bullet point of our prior comment regarding the applicability of Regulation S to the transaction discussed on page 26. Given that you do not know the identity of 28% of the D&R Technology shareholders, it is unclear why you believe Regulation S provides an exemption from registration for the share exchange.

- We note your reference to Rule 17Ad-17. Please tell us the extent to which your transfer agent mentioned on page 37 has been able to locate security holders when complying with its obligations under that rule. In this regard, we note your disclosure at the top of page 27 regarding your access to transfer agent records.

2.   We note the disclosure added in the "Risk Factors" section on page 12 in response to prior comment 1 regarding your potential liability resulting from D&R Technology's failure to comply with Section 5 of the Securities Act of 1933 regarding the registration of certain shares of your common stock. With respect to this contingent liability, please tell us your consideration of the guidance at FASB ASC 450-20-25-2. For any unrecognized contingencies whereby an accrual has not been made because the conditions in paragraph 450-20-25-2 of the FASB Accounting Standards Codification have not been met or an exposure to loss exists in excess of the amount accrued, please revise the notes to your financial statements to disclose an estimate of the possible loss or range of loss in accordance with paragraph 450-20-50-4 of the FASB Accounting Standards Codification. In this regard, ASC 450-20-50-3 further provides that disclosure of unrecognized contingencies shall be made if there is at least a reasonable possibility that a loss may have been incurred. In these circumstances, disclosure should address why no amounts are recorded in the financial statements for the contingency. Please revise the notes to your financial statements, as necessary, to address the matters outlined in our comment.

3.   We will continue to evaluate your response to prior comment 3 when you file the amendments referenced in your response.

<u>Marketing, page 6</u>

4.   Regarding your response to prior comment 4:

- Tell us which exhibits reflect the amounts discussed in parts (ii), (iv) and (v) of the fifth paragraph of this section.
- Reconcile your disclosure in the third paragraph of this section that 90% of your sales in 2011 were to JCI with your disclosure in Note 7 of the financial statements filed as exhibit 99.1 that 46% of your sales in 2011 were to JCI.

<u>Executive Officers, page 22</u>

5.   Your disclosure regarding Mr. Paolucci indicates that the inception date of D&R Technology was 2004, but also discloses that he has been employed by D&R Technologies since 1994. Please clarify.

<u>Certain Relationships and Related Transactions, page 26</u>

6.   Please expand your response to prior comment 6 to address:

- the repayments to officers in 2011 disclosed on page 18;
- the payments made to Mr. Pjevac as D&R Technologies' engineering manager; and
- the related-person transactions in your 2010 fiscal year**.**

<u>Exhibits</u>

7.   Please ensure that your exhibit index accurately indicates the version of the filing from which each exhibit is incorporated.

<u>Exhibit 99.1</u>

<u>D&R Technologies Inc. Financial Statements Notes to Consolidated Financial Statements, page F-6</u>

<u>Note 2. Significant Accounting Policies, page F-6</u>

<u>Revenue Recognition, page F-8</u>

8.   We see that you changed the disclosures in this Note from those that were previously in this Note to your financial statements included with Amendment No. 4 to Form 8-K filed December 17, 2012. It appears this Note now includes the same information that was in your initial Form 8-K filed April 20, 2012 upon which we issued a comment that resulted in additional disclosures that have now been deleted from this filing. Please explain to us your reason for the changes to this Note's disclosure. Otherwise, amend your Form 8-K

to restore the disclosures that were included in this Note in your Form 8-K amended on December 17, 2012.

Note 6. Income Taxes, page F-9

9.   We see that you changed the disclosures in this Note from those that were previously in this Note to your financial statements included with Amendment No. 4 to Form 8-K filed December 17, 2012. It appears this Note now includes the same information that was in your initial Form 8-K filed April 20, 2012 upon which we issued a comment that resulted in additional disclosures that have now been deleted from this filing. Please explain to us your reason for the changes to this Note's disclosure. Otherwise, amend your Form 8-K to restore the disclosures that were in Note 6 of the financial statements included in your Form 8-K amended on December 17, 2012.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

10.   We will continue to evaluate your responses to prior comment 10 when you file the amendments referenced in your responses. Please tell us when you will file the amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Diane Dalmy, Esq.